Exhibit 99.1

ICON raises 2006 guidance and issues financial guidance for 2007

Highlights

*	2006 Revenue guidance raised to $448 - $452 million.

*	2006 EPS guidance raised to $1.28 - $1.30.

*	Revenue forecast to grow 20% in 2007, compared to 2006.

*	2007 EPS forecast to grow 29%, compared to 2006.

Dublin, Ireland, December 15, 2006 - ICON (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today raised its existing 2006 guidance and announced financial guidance for 2007.

As a result of our strong backlog and continuing new business awards we are raising our net revenue forecast for 2006 to a range of $448 to $452 million. Net income per diluted share is expected to be $1.28 to $1.30 including non cash stock compensation expense in accordance with SFAS 123R.

2007 net revenue is expected to be in the range of $530 - $550 million, an increase of 20% on the forecast 2006 revenue.

Net income per diluted share including non cash stock compensation expense in accordance with SFAS 123R is forecast to be in the range of $1.63 - $1.71. This represents an increase of 29% on 2006.

The company will hold a conference call today, December 15, 2006 at 09:00 EST [14:00 Ireland & UK]. A question and answer session will follow.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specializes in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON teams have successfully conducted over 1,900 development projects and over 2,300 consultancy engagements across all major therapeutic areas. ICON currently has over 4,100 employees, operating from 48 locations in 30 countries. Further information is available at www.iconclinical.com.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 -1-291-2000
Both at ICON.